SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,841,587 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,841,587 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,587 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.29%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 3,438,589 shares of common stock and 402,998 shares of common stock underlying warrants held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,841,587 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,841,587 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,587 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.29%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 3,438,589 shares of common stock and 402,998 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,005,754 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,005,754 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,754 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,974,638 shares of common stock and 31,116 shares of common stock underlying warrants held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,005,754 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,005,754 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,754 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of 1,974,638 shares of common stock and 31,116 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,852,579 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,852,579 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,852,579 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.19%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of (i) an aggregate of 5,413,227 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P. and (ii) 5,238 shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,852,579 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,852,579 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,852,579 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.19%
14	TYPE OF REPORTING PERSON IN

(6) Comprised of (i) an aggregate of 5,413,227 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P. and (ii) 5,238 shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P.

CUSIP No. 005111109	8 of 13 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), as amended by Amendment No. 1 thereto (as previously amended, the “Schedule 13D”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Funds”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds

On July 19, 2021, Deerfield Private Design Fund III and Deerfield Partners, purchased 680,592 and 390,836 shares of Common Stock (collectively, the “2021 Public Offering Shares”), respectively, at a price of $14.00 per share, or aggregate purchase prices of $9,528,288 and $5,471,704, respectively. Each Fund utilized available cash assets to acquire its 2021 Public Offering Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Each Fund acquired its 2021 Public Offering Shares for investment purposes in a public offering conducted by the Company (the “2021 Public Offering”). The Reporting Persons and the Company are in the process of finalizing the Series A Certificate of Designation and an exchange agreement consistent with the terms of the Letter Agreement. In connection with, and pursuant to, such exchange agreement, the Reporting Persons expect to amend each Warrant held by a Fund in a manner that would restrict the exercise of such securities to the extent that, upon such exercise, the number of shares of the Company’s Common Stock then beneficially owned by the holder, its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 4.9% of the total number of shares of the Company’s Common Stock then outstanding.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

(1)	Deerfield Mgmt III

	Number of shares:	3,841,587 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III)
	Percentage of shares:	11.29%*

CUSIP No. 005111109	9 of 13 Pages

(2)	Deerfield Private Design Fund III

	Number of shares:	3,841,587
	Percentage of shares:	11.29%*

(3)	Deerfield Mgmt

	Number of shares:	2,005,754 (comprised of shares, and shares underlying warrants, held by Deerfield Partners)
	Percentage of shares:	5.96%*

(4)	Deerfield Partners

	Number of shares:	2,005,754
	Percentage of shares:	5.96%*

(5)	Deerfield Management

	Number of shares:	5,852,579 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
	Percentage of shares:	17.14%*

(6)	Flynn

	Number of shares:	5,852,579 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
	Percentage of shares:	17.14%*

(b)

(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,841,587
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,841,587

(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,841,587
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,841,587

CUSIP No. 005111109	10 of 13 Pages

(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,005,754
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,005,754

(4)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,005,754
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,005,754

(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,852,579
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,852,579

(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,852,579
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,852,579

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund IIII and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Funds. Stock options and shares of Common Stock held by Andrew ElBardissi, an employee of Deerfield Management and a director of the Company, are held for the benefit and at the direction of Deerfield Management.

*Percentage beneficial ownership reported herein reflects 33,613,165 shares of Common Stock outstanding, based on 28,113,165 shares of Common Stock outstanding as of March 31, 2021, plus 5,500,000 shares of Common Stock issued in the 2021 Public Offering, as disclosed in the Company’s prospectus on Form 424B4 filed by the Company with the Securities and Exchange Commission on July 15, 2021.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 005111109	11 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

2021 Lock-up

In connection with the 2021 Public Offering, Deerfield Private Design Fund III and Deerfield Partners entered into lock-up agreements with the underwriters in the 2021 Public Offering (the “2021 Lock-up Agreements”). Pursuant to the Lock-Up Agreements, each Fund agreed with such underwriters, subject to certain exceptions, not to dispose of or enter into hedging arrangements with respect to Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Company’s prospectus for the 2021 Public Offering through the date that is 90 days after the date of such prospectus, except with the prior written consent of certain representatives of the underwriters. The 2021 Lock-up Agreements also prohibit the Funds from exercising any registration rights during such 90-day period. The transfer restrictions contained in the 2021 Lock-Up Agreements do not apply in respect of the transfer of shares acquired in the 2021 Public Offering. The representatives of the underwriters, in their sole discretion, may release shares of Common Stock and other securities subject to the 2021 Lock-up Agreements in whole or in part at any time.

The foregoing description of the 2021 Lock-up Agreements is qualified in its entirety by reference to the full text thereof, the form of which is attached (or incorporated by reference) as Exhibit 6 hereto

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 6	Form of Lockup Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 12, 2021)

CUSIP No. 005111109	12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P., General Partner
By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

CUSIP No. 005111109	13 of 13 Pages

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact